17008798

SSION

SEC Processing Section

MAR 02 2017

Washington DC 416

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-44261 |

**FACING PAGE**

**Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BancWest Investment Services, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13220 California Street
(No. and street)

| Omaha | NE | 68154 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert J. Stastny (402) 918-1394
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

| 3 Embarcadero Center | San Francisco | CA | 94111 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

**OATH OR AFFIRMATION**

I, Robert J. Stastny, affirm that, to the best of my knowledge and belief the accompanying financial statements and supplemental schedules pertaining to the firm of BancWest Investment Services, Inc. (the "Company") as of and for the year ended December 31, 2016, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

____________________________
Signature

Chief Financial Officer
Title

Subscribed and sworn before me on the 1 day of March, 2017, the individual named above appeared before me and attested that the statements above are true, correct, and complete, to the best of his knowledge.

Donna D. Lowe
Notary Public in and for Douglas County
State of Nebraska
My Commission expires 5-9-18

DONNA D LOWE
General Notary
State of Nebraska
My Commission Expires May 9, 2018

## BANCWEST INVESTMENT SERVICES, INC.

### TABLE OF CONTENTS

This report** contains (check all applicable boxes):

pwc

**Report of Independent Registered Public Accounting Firm**

To the Board of Directors of
BancWest Investment Services, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of BancWest Investment Services, Inc. (the "Company") as of December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement of financial condition in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 1, 2017

*PricewaterhouseCoopers LLP, Three Embarcadero Center, San Francisco, CA 94111-4004*
*T: (415) 498 5000, F: (415) 498 7100,* www.pwc.com/us

# BANCWEST INVESTMENT SERVICES, INC.

## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2016

| | |
|---|---|
| **ASSETS** | |
| Cash | $ 2,177,235 |
| Cash segregated under federal and other regulations | 14,196 |
| Commission, fees and other receivables | 6,912,257 |
| Secutities owned — at fair value | 6,879,389 |
| Prepaid expenses | 84,508 |
| Deposit with clearing organization | 100,000 |
| Deferred tax assets | 36,922 |
| Income tax receivable | 23,512 |
| Other assets | 13,500 |
| Total assets | $ 16,241,519 |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | |
| LIABILITIES: | |
| Accrued commission and fees and other payables to related parties | $ 6,434,996 |
| Accounts payable and other accrued expenses | 466,050 |
| Payable to clearing organization | 261,306 |
| Total liabilities | 7,162,352 |
| STOCKHOLDER'S EQUITY: | |
| Common stock; $1.00 par value; 1,000 shares authorized; 30 shares issued and outstanding | 30 |
| Additional paid-in capital | 5,765,800 |
| Retained earnings | 3,313,337 |
| Total stockholder's equity | 9,079,167 |
| TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY | $ 16,241,519 |

The accompanying notes are an integral part of these financial statements.

# BANCWEST INVESTMENT SERVICES, INC.

## NOTES TO FINANCIAL STATEMENTS
## DECEMBER 31, 2016

### 1. NATURE OF BUSINESS AND OWNERSHIP

BancWest Investment Services, Inc. (the "Company"), is a Delaware Corporation, a licensed life insurance agency, a registered broker-dealer with the Securities Exchange Commission (SEC), a licensed investment advisor and a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly owned subsidiary of Bank of the West (the "Parent"). The Parent is a wholly owned subsidiary of BancWest Holding Inc., which is a wholly owned subsidiary of BNP Paribas (BNPP) based in France.

The Company clears all securities transactions through a third-party clearing broker on a fully disclosed basis. The Company claims exemption from SEC Rule 15c3-3. The Company does not carry customer accounts and is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers. The third party clearing broker provides services for execution, collection of and payment of funds, and custody of securities related to customer transactions.

### 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Basis of Presentation** — The accompanying financial statements are presented on the accrual basis of accounting. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (US GAAP) and general practice within the broker dealer industry. The policies that materially affect the determination of financial position are summarized below.

The Company has evaluated the subsequent events through March 1, 2017, which is the date the financial statements were issued and determined that no subsequent events have occurred which would require disclosure or adjustment to the financial statements.

**Use of Estimates** — The preparation of financial statements in conformity with US GAAP also requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

**Cash** — The Company considers deposits that can be redeemed on demand to be cash.

**Cash Segregated under Federal and Other Regulations** — The cash segregated under federal and other regulations consists of cash set aside for the use of refunding mutual fund break point discounts not passed down to customers. The amount represents the minimum amount required to be segregated based on the FINRA communications, less amounts subsequently paid to customers related to this issue. However, there could be additional amounts owed to customers as a result of further investigations. As of December 31, 2016, the Company does not believe it is necessary to segregate any additional amount of cash.

**Commissions, Fees and Other Receivables** — Included in receivables are commissions and fees related to transactions generated in 2016 and received in 2017 and the carrying value of the receivables approximate fair value. The Company has analyzed the receivables and determined that no allowance for doubtful accounts is necessary.

**Securities Owned** — Securities owned are recognized on a trade date basis and reported at fair value, with unrealized gains and losses included in the other income line item of the statement of operations.

**Fair Value of Financial Instruments** — The Company determines the fair market values of its financial instruments as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for details of valuation techniques and significant inputs to valuation models.

**Income Taxes** — The results of the Company's operations are included in the consolidated state and federal tax return of Bank of the West. The Company reports current income tax expense as allocated under a consolidated tax allocation agreement. Generally, this allocation results in profitable companies recognizing a tax provision as if the individual company filed a separate return and loss companies recognizing benefits to the extent of their losses. See Note 3 for additional details regarding income taxes.

**Accounting Standards Adopted** — The following Accounting Standards Updates ("ASU") issued by the Financial Accounting Standards Board ("FASB") became effective for the Company's 2016 annual reporting period:

ASU 2014-15: *Presentation of Financial Statements – Going Concern (Subtopic 205-40) Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern*

This accounting standard requires management to assess conditions and events that raise substantial doubt about the entity's ability to continue as a going concern within one year after the financial statements are issued. This assessment is required annually. Disclosure is required if there is substantial doubt about the entity's ability to continue as a going concern. The Company adopted ASU 2014-15 and the adoption did not have a material impact on the Company's financial statements.

**Accounting Standards Issued But Not Yet Effective** — The following ASUs have been issued by the FASB and are applicable to the Company but are not yet effective:

ASU 2014-09: *Revenue from Contracts with Customers (Topic 606)*

In May 2014, the FASB issued new guidance that outlines the principles an entity must apply to measure and recognize revenue and the related cash flows on contracts with customers. Subsequently in August 2015, the FASB issued ASU 2015-14: *Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date*, which defers the effective date of ASU 2014-09 to the Company's 2019 annual reporting period. Early adoption is permitted and must be adopted using either a full retrospective approach for all periods presented in the period of adoption or a modified retrospective approach. The Company is currently assessing the impact of adopting this new standard.

ASU 2016-01: *Financial Instruments – Overall (Subtopic 825-10) – Recognition and Measurement of Financial Assets and Financial Liabilities*

In January 2016, the FASB issued new guidance that amends presentation and accounting for certain financial instruments, including liabilities measured at fair value under the fair value option and equity investments. The guidance also updates fair value presentation and disclosure requirements for financial instruments measured at amortized cost. The Company has chosen to early adopt the provision of the ASU which eliminates the requirement to disclose the fair value of financial instruments measured at amortized cost. The remainder of the ASU is effective for the Company on January 1, 2019. The Company is currently assessing the impact of adopting this new standard.

ASU 2016-15: *Statement of cash flows (Topic 230) – Classification of Certain Cash Receipts and Cash Payments*

In August 2016, the FASB issued new or clarifying guidance that addresses eight specific cash flows and provides guidance on classification of certain cash receipts and payments in the statement of cash flows. This ASU is effective for the Company's 2019 annual reporting period. Early adoption is permitted. The Company is currently assessing the impact of adopting this new standard.

ASU 2016-16: *Intra-Entity Transfers of Assets Other Than Inventory*

In October 2016, the FASB issued new guidance to remove the prohibition in ASC 740 against the immediate recognition of the current and deferred income tax effects of intra-entity transfers of assets other than inventory. Under the new ASU, tax expense must be recognized by the entity transferring the asset and deferred taxes must be recorded by the entity receiving the asset. This ASU is effective for the Company's 2019 annual reporting period on a modified retrospective basis with the effects recognized in retained earnings as of the beginning of the year of adoption. Early adoption is permitted. The Company is currently assessing the impact of adopting this new standard.

ASU 2016-17: *Interests Held Through Related Parties That Are Under Common Control*

In October 2016, the FASB issued new guidance on how a reporting entity that is the single decision maker of a VIE should treat indirect interests in the entity held through related parties that are under common control with the reporting entity when determining whether it is the primary beneficiary of that VIE. The new ASU requires a reporting entity, in its evaluation of whether it is the primary beneficiary of the VIE, to consider only its proportionate indirect interest in the VIE held through a common control party. The amended guidance is effective for the Copmany's 2017 annual reporting period on a retrospective basis. The Company is currently assessing the impact of adopting this new standard.

ASU 2016-18: *Statement of Cash Flows (Topic 230) – Restricted Cash*

In November 2016, the FASB issued new guidance that requires reporting entities to include in its cash and cash equivalents balances in the statement of cash flows those amounts that are deemed to be restricted cash and restricted cash equivalents. Separate presentation of transfers between cash and cash equivalents and restricted cash and restricted cash equivalents in the statement of cash flows is no longer required. When cash, cash equivalents, restricted cash and restricted cash equivalents are presented in more than one line item on the balance sheet, the new guidance requires a reconciliation, either on the face of the statement of cash flows or in the notes to the financial statements, of the totals in the statement of cash flows to the related captions in the balance sheet. Nature of restricted cash and restricted cash equivalent should also be disclosed. This ASU is effective for the Company's 2019 annual reporting period on a retrospective basis. The Company is currently assessing the impact of adopting this new standard.

## 3. INCOME TAXES

With respect to deferred tax assets, no valuation allowances are required. Realization is dependent on generating sufficient taxable income in the future and, although realization is not assured, management believes it is more likely than not that all of the deferred tax assets will be realized. The amount of the deferred tax assets is considered realizable: however, could be reduced in the near term if estimates of future taxable income are reduced.

The deferred tax assets at December 31, 2016 consists of the following:

| | |
|---|---|
| Depreciation expense | $ 301 |
| State income and franchise taxes | 36,621 |
| Total deferred tax assets | $ 36,922 |

## 4. RELATED PARTY TRANSACTIONS

The Company provides brokerage services to customers of Bank of the West and First Hawaiian Bank (the "Banks"). Bank of the West is a wholly subsidiary of BancWest Holding Inc. ("BWHI"), and First Hawaiian Bank is a wholly owned subsidiary of First Hawaiian, Inc. ("FHI"). BWHI and FHI are both direct subsidiaries of BNPP based in France.

Within each branch of the Banks, a registered representative is present to provide services to customers. The Company has Investment Services Agreements with the Banks. Pursuant to the Investment Services Agreements, the Banks will pay rental fees, equipment, salaries, FINRA fees, contributions to pension plans, IT support fees, and other expenses on behalf of the Company. In compliance with FINRA Notice to Members 03-63, such expenses are recorded based on the character of the expense with the remainder charged as reduction in expenses in accordance with the Investment Services Agreements or reimbursed for services provided. As consideration for these services, the Banks charge the Company with 96.25% of the commission and fee revenue earned. All expenses, other than a portion of employee compensation, benefits, exchange, and clearance fees, included in the statement of operations are related to the Investment Services Agreements.

The following table sets forth the Company's related party balances at December 31, 2016:

| | |
|---|---|
| Cash and cash segregated under federal and other regulations held at Bank of the West | $ 2,191,431 |
| Deferred tax assets - Bank of the West | 36,922 |
| Payable to Bank of the West | 5,263,766 |
| Payable to First Hawaiian Bank | 1,171,230 |

## 5. FAIR VALUE MEASUREMENTS

The Company uses fair value measurements to record fair value adjustments to its trading securities. Assets and liabilities at fair value are grouped in three levels based on the market in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. Those levels are:

*Level 1* — Valuation is based upon quoted prices for identical instruments traded in active markets. This includes the Company's trading securities.

*Level 2* — Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market. The Company does not have any level 2 assets.

*Level 3* — Valuation is generated from model-based techniques that use significant assumptions not observable in the market. The Company does not have any level 3 assets.

The securities owned at December 31, 2016 consist of two U.S. Treasury Bills which are measured at fair value on a recurring basis and are considered level 1 assets with a fair value of $6,741,575.

The Company also owned level 1 securities totaling $137,814 in its firm account at the clearing broker. The securities were temporarily owned by the Company as a result of correcting a trade in a client account. These securities were sold in January 2017.

Fair value measurements for the trading assets are obtained from an independent pricing service and are based on quoted prices to identical instruments in active markets. During 2016, there were no transfers between the hierarchies of the Company's financial assets.

ASC 825, Financial Instruments, requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the statement of financial condition. Management estimates that the fair value of the financial instruments recognized on the statement of financial condition, including receivables, payables and accrued expenses, approximates the carrying value because of the short maturity of the instruments.

## 6. COMMITMENTS AND CONTINGENCIES

### Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Company is involved in the execution and settlement of various securities transactions. The Company introduces all of its customer transactions, which are not reflected in the financial statements, to a clearing broker, who clears such transactions on a "fully disclosed" basis. Pursuant to the terms of the agreement with the clearing broker, the clearing broker may charge the Company for the counterparties who do not perform under their contractual obligations.

### Litigation

The Company is subject in the normal course of business to pending and threatened legal proceedings. Management does not anticipate that the aggregate ultimate liability arising out of these pending or threatened legal proceedings will be material to its financial position. However, the Company cannot rule out the possibility that such outcomes could have a material adverse effect on the results of operations or liquidity for a particular reporting period in the future.

## 7. REGULATORY REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected us use the basic method, as defined by Rule 15c3-1. This rule requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Rule 15c3-1 also provides that equity may not be withdrawn or cash dividends paid if the resulting ratio of aggregated indebtedness to net capital would exceed 10 to 1. At December 31, 2016, the Company had net capital of $4,394,385, which was $3,916,895 in excess of its minimum required net capital. The Company's ratio of aggregate indebtedness to net capital at December 31, 2016, was 1.63 to 1.

The Company operates as an introducing broker by clearing all transactions with and for customers throughout its third party clearing broker and claims exemption from SEC Rule 15c3-3 under section (k)(2)(ii).

* * * * * *